qlogic™ Corp.

The Connection is Critical

Corporate Presentation

Safe Harbor Preface

During the course of this presentation, we may make forward looking statements regarding the future events or the future performance of the Company. Actual events or results could differ materially. We refer you to the documents the Company files from time to time with the Securities and Exchange Commission, including the Company's most recent Form S-3, Form 10-K, and Form 10-Q. These documents identify important risk factors that could cause actual events or results to differ materially from those contained in any forward-looking statements.

qlogic Corp.

Making the Connection



RAID
Subsystem
I/O, Management
Workstations & High-end PCs
Motherboard
HBA
Servers
Mainframes
I/O, Management
Tape
Libraries
Disk Drives
I/O
I/O
Tape Drives

- HBAs for system & storage market
- Silicon for system and storage manufacturers
- Silicon for peripheral manufacturers

Transforming for Growth

1999 — Prepared For The Future



CSG
PPG
MPG

Broadening technology base and positioning for Infiniband with integration of adaptive RAID

1998 — Three Businesses One Company



CSG
PPG
MPG

Expanded Focus Anticipating Market Demand for Subsystem and System/Baseboard Management

1994 — Phased Transition



+
Peripheral
Computer Systems

Expanded Product Offerings In Anticipation Of Storage Market Expansion

1992 — Market Dominance



Peripheral

Storage Controllers for HDD Manufacturers

qlogic Corp.

QLogic and Ancor
Transaction Structure

- Definitive Agreement signed May 7, 2000
- Pooling-of-interests
- Exchange ratio is 0.5275 QLogic share for each Ancor share
- Ancor pro forma ownership approximately 18%
- Transaction expected to close in Q3 CY2000

qlogic Corp.

Profile Companies

	QLogic	Ancor
Headquarters:	Aliso Viejo, CA	Minneapolis, MN
Employees:	390	165
Revenues:	$60.1M (1)	$7.2M (1)
Key Technologies:	SCSI, Fibre Channel InfiniBand	Fibre Channel, InfiniBand
Key Customers:	Fujitsu, Sun, Hitachi, Dell Intel, Net App., IBM	Sun, MTI, Hitachi, EMC, INRANGE
Technology Partners:	Intel	Intel, INRANGE
Channel Partners:	Bell Micro	Bell Micro

(1) Qtr. Ended 03/00

qlogic Corp.

Fibre Channel SAN Components

73% Market CAGR


2003 Share By SAN Component
Factory Revenue = $ 4,544M
Hubs, entry
0.4%
Hubs, managed
3%
Storage Routers
3%
Switches, loop
4%
Switches, fabric
22%
HBA
38%
Switches, directors
30%
1999 Share By SAN Component
Factory Revenue = $506M
Hubs, managed
10%
Switches, loop
3%
Switches, fabric
19%
Hubs, entry
3%
Storage Routers
6%
Switches, directors
10%
HBA
49%

Source: IDC's 4-00 2000 Worldwide Fibre channel Hub & Switch Forecast & Analysis 1997- 2003 and IDC's 3-00 Fibre Channel Host Bus Adapter Forecast & Analysis 1997-2003

Hub And Switch Market

IDC's Hub And Switch Port Forecast 1999-2003


6,000
5,000
4,000
3,000
2,000
1,000
0
Ports Shipped (000)
75% CAGR
1999
2000
2001
2002
2003

Source (IDC 3-00)

qlogic Corp.

Hub And Switch Market

IDC's Hub And Switch Factory Revenue Forecast 1999-2003



$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
Factory Revenue ($M)
85% CAGR
1999
2000
2001
2002
2003

Source (IDC 3-00)

qlogic Corp.

Fibre Channel SAN Market

QLogic Total Addressable FC Market


(Millions)
84% CAGR
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
1999
2000
2001
2002
2003
Peripheral Controller
PCI RAID Controller
Chips
Enclosure Controller
Switches/Directors
HBAs

Source (Dataquest, IDC and QLogic)



- Enables cost effective solutions
  - Storage consolidation
  - Remote mirroring/backup
  - LANless/Serverless backup
- Technology benefits
  - Flexible, scalable capacity
  - Built-in reliability features
  - Superior performance


Site 1
Site 2

qlogic Corp.

Market Leadership

QLOGIC

- #1 Fibre Channel HBA
- SAN End-Node Components
  - Silicon
  - HBAs
- First Single Chip Fibre Channel Solution
- Broadest Range of Fibre Channel I/O Solutions
  - Server, W/S, RAID
  - Disk, Tape
  - Management Controllers

ANCOR

- #2 Fibre Channel Switch
- SAN Fabric Systems
  - Directors
  - Switches
- First Fibre Channel Switch
- Broadest Range of Fibre Channel Switch Offerings
  - RASM
  - Port Density

qlogic Corp.

Market Drivers

- HBA decision criteria
  - Server OS driver software (NT, W2K, Netware, Linux, Solaris, HP-UX, Monterey)
  - SAN management software (QLdirect, QLconfig, QLview)
  - SCSI (storage), IP (management), VI (clustering)
  - Switch is passive (does not parse Fibre Channel frames)
- QLogic dominates I/O
  - Fibre Channel HBA leader in 1999 (IDC)
  - Fibre Channel ASICs for: motherboard, RAID controller, adapter, router, disk drive, tape drive, tape library and tester applications
  - Fibre Channel and SCSI HBAs for servers and workstations
- Industry Standards drive Ancor selection
  - No dependency on server-based software
  - MIBs interface to industry standard management software (e.g. Openview & Tivoli)

qlogic Corp.

Customer Benefits

- Increase SAN functionality with VI
  - QLogic: Same fabric (HBAs, switches and cabling)
  - Ancor: Faster than Brocade (lower latency)
- Best-of-breed
  - Customers make decisions, not suppliers
  - Customers invite suppliers to cooperate
- Supply Chain Management
  - Long-term relationships
  - Software value-add
  - Portfolio vs. point products
  - ASICs, HBAs, software, RAID and switches

qlogic Corp.

Manufacturing Strategy

- Leverage Fabless Advantages
- Subcontract Board Production
- Security of Supply
  – Wafer Level Procurement
  – Pure play Foundry
- Deliver World Class Quality
  – In-house Reliability and Failure Analysis Support
  – ISO9001/TickIT Certified

qlogic Corp.

Selected Customers

- Sun microsystems
- intel
- IBM
- FUJITSU
- DELL
- COMPAQ
- SONY
- SIEMENS NIXDORF
- Exabyte
- NCR
- HITACHI
- MYLEX
- NEC
- Quantum
- NetworkAppliance
- SiliconGraphics
- TANDBERG DATA

Total SAN Solution



Bridges
Servers
Storage
Subsystems
Data
S A N
Data
ANCOR
Data
Data
S A N
Tape Drives
& Libraries
Workstations
Disk Drives
qlogic Corp.

qlogic™ Corp.

FINANCIALS

Revenue Growth


($Millions)
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
81.4
117.2
203.1
FY98
FY99
FY00


($Millions)
$70.0
$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$0.0
18.2
19.6
20.9
22.7
24.1
27.7
30.3
35.1
43.2
47.5
52.3
60.1
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
FY98
FY99
FY00

Fibre Channel Revenue History



($Millions)
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
0.4
0.8
2.4
4.0
5.5
7.3
9.3
12.2
16.6
21.9
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
FY98
FY99
FY00

qlogic Corp.

SCSI Revenue History



($ Millions)
$40.0
$30.0
$20.0
$10.0
$0.0
18.1
19.5
20.5
21.9
21.4
23.7
24.8
27.2
30.3
32.3
34.2
34.9
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
FY98
FY99
FY00

Fiscal Year Ends March

qlogic Corp.

Quarterly Diluted EPS



$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
0.21
0.34*
0.76*
FY98
FY99
FY00
$0.30
$0.20
$0.10
$0.00
0.04
0.05
0.05
0.06
0.07
0.07
0.10*
0.11
0.15
0.17
0.20
0.24*
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
FY98
FY99
FY00

Fiscal Year Ends March

** Excludes one-time charges for write off of in-process technology*

qlogic Corp.

Operating Model

	FY 98	FY 99	Pro Forma FY00
Gross Margin	58.2%	63.6%	68.4%
Engineering & Development	19.2%	20.8%	16.0%
Sales & Marketing	10.7%	9.4%	8.2%
G&A	5.6%	4.9%	4.0%
Operating Profit	22.7%	28.5%	40.2%
Return on Sales	16.5%	21.9%	29.0%

Fiscal Year Ends March

Cash Growth


$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
23.1
104.4
105.7
112.8
114.7
120.5
122.0
130.6
145
156.1
169.4
162.5
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
FY98
FY99
FY00

qlogic Corp.

Cash Needs

Working Capital Needs

Technology Acquisitions

Supply Arrangements

$162.5 Million

qlogic Corp.

qlogic™ Corp.